Exhibit 99.1

ASX/Media Release

Immutep Appoints Leading Oncologists to its Clinical Advisory Board

SYDNEY, AUSTRALIA – 18 May 2022 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel LAG-3-related immunotherapy treatments for cancer and autoimmune diseases, announced today the appointment of four new members to the Company’s Clinical Advisory Board (CAB).

The CAB serves as a strategic resource to Immutep as the Company continues to advance its pipeline of LAG-3 programs, including combination therapy programs for lead product candidate eftilagimod alpha (“efti” or “IMP321”).

Immutep CSO & CMO, Dr. Frederic Triebel, commented: “We are privileged to have a group of leading oncologists on our Clinical Advisory Board and are pleased to welcome several new members. The CAB’s experience in the development of ground-breaking new cancer therapies will be invaluable as we look to advance efti into important late-stage development programs. In the coming months, we expect the CAB will particularly focus on our programs addressing metastatic breast and non-small cell lung carcinomas.”

The new appointments to Immutep’s CAB are:

Scott Antonia, M.D., Ph.D. is recognised as a global leader in the development of immunotherapy for lung cancer. He currently serves as the director of the Duke Cancer Institute (DCI) Center for Cancer Immunotherapy and is a member of the Thoracic Oncology disease group as Professor of Medical Oncology. He previously served as the chairman of the Department of Thoracic Oncology at H. Lee Moffitt Cancer Center. He has served as the global principal investigator for the practice-changing Pacific study, which established, as the new global standard of care, anti-PDL1 as consolidative therapy after combined chemo-radiation therapy for locally advanced non-small cell lung cancer. He was also the lead investigator of trials that established the clinical activity of immunotherapy for small cell lung cancer. For the past 27 years, Professor Antonia has directed a translational research program with the overall goal to develop immunotherapeutic strategies for the treatment of cancer patients.

Leisha A Emens, M.D., Ph.D. is a Professor of Medicine at the UPMC Hillman Cancer Center. She received her MD/PhD in the Medical Scientist Training Program (MSTP) at Baylor College of Medicine, and completed postgraduate training at the National Cancer Institute, the University of Texas at Southwestern, and Johns Hopkins University. She joined the faculty at Johns Hopkins University in 2001, where she rose to the rank of Associate Professor of Oncology before joining the UPMC Hillman Cancer Center. She is a medical oncologist focused on breast cancer and is internationally recognised for her work in breast cancer immunotherapy. She developed and tested a vaccine for breast cancer patients, and more recently has played a key role in the development of the anti-PD-L1 agent atezolizumab for triple negative breast cancer and HER2+ breast cancer. Dr. Emens was a member of

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889

the FDA Advisory Committee on Cellular, Tissue, and Gene Therapies (CTGTC) from 2012 to 2016. She is an active member of ASCO, AACR, and SITC, and is a member of the Cancer Immunology (CIMM) Steering Committee of the AACR. Dr. Emens serves as Vice President of the Society for Immunotherapy of Cancer (SITC) and will ascend to the role of SITC President in 2023. She also serves as section editor for Journal for the Immunotherapy of Cancer (JITC).

Martin Forster, M.D., Ph.D., is an associate professor at University College London (UCL) and consultant medical oncologist at University College Hospital. He specialises in lung cancer, thoracic and head and neck cancers and has a particular interest in drug development and in using the increasing understanding of cancer biology to design studies that distinguish patient populations most likely to gain benefit from new drugs and new drug combinations. Professor Forster is a core member of the lung and head and neck cancer teams and runs a research-based practice, being principal investigator or chief investigator for over 50 early and late-phase clinical trials, from first-in-human to registration Phase III trials. Professor Forster is the current clinical lead for the UCL Experimental Cancer Medicine Centre (ECMC) and clinical lead for cancer research at the University College London Hospitals (UCLH).

Hans Wildiers, M.D., Ph.D., is a dedicated breast cancer researcher and medical oncologist. He has been a staff member at the Department of Medical Oncology at the University Hospital Leuven, Belgium, since 2004. In addition, he coordinates the Leuven Multidisciplinary Breast Centre since 2015. Professor Wildiers has coordinated several academic studies in the field of breast cancer and geriatric oncology and authored more than 300 peer reviewed papers. He has also been active on the board the International Society of Geriatric Oncology (SIOG), for many years, including serving as its president from November 2018 to October 2020. In addition, from 2009 to 2015, Professor Wildiers chaired the European Organisation for the Research and Treatment of Cancer’s (EORTC) task force on cancer in the elderly.

Further information on Immutep’s CAB may be found here: https://www.immutep.com/about-us/leadership-team.html

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889